UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                  SEAMAN FURNITURE COMPANY, INC.
                         (Name of Issuer)

                           COMMON STOCK
                  (Title of Class of Securities)

                            812163301
                          (CUSIP Number)

Kim Z. Golden, Executive Vice President, T. Rowe Price Recovery
Fund, L. P., 100 East Pratt Street, Baltimore, Maryland 21202,
(410)345-6703)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         January 3, 1994
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)
(3) or (4), check the following box   .

Check the following box if a fee is being paid with the statement
 . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Rowe Price Recovery Fund, L.P.
     100 East Pratt Street
     Baltimore, Maryland 21202

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7    SOLE VOTING POWER

     967,900 (1)

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     967,900 (1)

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     967,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%

14   TYPE OF REPORTING PERSON*

     PN

               SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Voting and dispositive power is exercised through its sole general partner, T. Rowe Price Recovery Fund Associates, Inc.



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Rowe Price Recovery Fund, Associates, Inc.
     100 East Pratt Street
     Baltimore, Maryland 21202

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

7    SOLE VOTING POWER

     967,900 (1)

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     967,900 (1)

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     967,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.1%

14   TYPE OF REPORTING PERSON*

     CO

               SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Voting and dispositive power is exercised solely in its capacity as sole general partner of T. Rowe Price Recovery Fund, L.P.


Item 1.  Security and Issuer.

     This Amendment No. 1 amends the Schedule 13D filed on 13 April 1993 (the "Schedule 13D Report") by T. Rowe Price Recovery Fund, L.P., a Delaware limited partnership ("Recovery Fund"),
T. Rowe Price Recovery Fund Associates, Inc., a Maryland corporation ("Recovery Associates"), M.D. Sass Re/Enterprise Partners, L.P., a Delaware limited partnership ("Re/Enterprise Partners"), M.D. Sass Associates, Inc., a Delaware corporation ("Sass Associates"), M.D. Sass Parallax Partners, L.P., a Delaware limited partnership ("Parallax Partners"), M.D. Sass
GPU Inc., a Delaware corporation ("GPU Inc."), and M.D. Sass Associates, Inc. Employees Profit Sharing Plan, a trust ("SAEPS") as the Reporting Persons named therein relating to the Common Stock, par value $.01 per share ("Common Stock") of Seaman Furniture Company, Inc. (the "Issuer").

     This Amendment No. 1 is being filed because Recovery Fund and Recovery Associates have determined not to file jointly with Re/Enterprise Partners, Sass Associates, Parallax Partners, GPU Inc. and SAEPS. This Amendment No. 1 also reflects certain adjustments in the number of shares of Common Stock held by the Reporting Persons, which adjustments alone would not have triggered a filing requirement. Except as provided in the previous sentences, there have been no other changes in the information provided by Recovery Fund and Recovery Associates in the Schedule 13D Report. Accordingly, the information previously discussed in the Schedule 13D Report with regard to Recovery Fund and Recovery Associates as Reporting Persons thereunder is presented and repeated in full in this Amendment No. 1 in order to provide a complete disclosure with regard to Recovery Fund and Recovery Associates on a stand alone basis in the form of a single document and as a matter of record. Capitalized terms used herein without specific definition have the respective meanings given them in the Schedule 13D Report.

Item 2.  Identity and Background.

     (a) This statement is filed by: T. Rowe Price Recovery Fund, L.P., a Delaware limited partnership ("Recovery Fund") and
T. Rowe Price Recovery Fund Associates, Inc., a Maryland corporation ("Recovery Associates"). Recovery Fund and Recovery Associates (collectively referred to as the "Reporting Persons") are filing this Amendment No. 1 jointly.

     (b) The principal business address of Recovery Fund and Recovery Associates is 100 East Pratt Street, Baltimore, Maryland
21202.

     (c) Recovery Fund is a private partnership organized for the purpose of making investments in the securities, bank debt and claims of public and private companies, such investments consisting primarily of the debt securities and liabilities of companies experiencing significant financial difficulty or in bankruptcy. Recovery Associates is the sole general partner of Recovery Fund. Hubert M. Stiles, Jr. serves as President and Kim
Z. Golden serves as Executive Vice President of Recovery Associates. T. Rowe Price Associates, Inc. ("Price Associates") is the sole stockholder of Recovery Associates.

     (d) None of the Reporting Persons or the other persons listed in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) a party, during the last five years, to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in any of them being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) Recovery Fund is a partnership organized under the laws of Delaware with its principal business office in Baltimore, Maryland. Recovery Associates and Price Associates are Maryland corporations with principal offices in Baltimore, Maryland. Each of Hubert M. Stiles, Jr. and Kim Z. Golden is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Issuer and its five wholly-owned subsidiaries filed a voluntary petition under Chapter 11 of the Bankruptcy Code on 3 January 1992 (the "Filing"). The Issuer's First Amended Joint Plan of Reorganization (the "Reorganization Plan") was confirmed by the Bankruptcy Court on 1 October 1992 and became effective on 13 October 1992. Under the Reorganization Plan, holders of the Issuer's bank debt and other claims cancelled such bank debt and other claims in exchange for new equity securities of the Issuer, consisting of the Issuer's Common Stock. The Common Stock was issued pursuant to Section 1145 of the Bankruptcy Code in accordance with the Reorganization Plan.

     The Reporting Persons acquired bank debt throughout the period following the Filing, through and including the date of confirmation of the Reorganization Plan. In addition, the Reporting Persons continued to acquire shares of Common Stock and/or bank debt exchangeable into shares of Common Stock of the Issuer during the period following confirmation of the Reorganization Plan through and including 31 March 1993. During this period, Carl Marks Strategic Investments, L.P. ("Marks Strategic Investments"), Re/Enterprise Partners, Parallax Partners and SAEPS also acquired bank debt. On 13 January 1992, Re/Enterprise Partners and Marks Strategic Investments entered into an agreement to share the cost basis of the purchased claims (the "Cost Sharing Agreement"). Recovery Fund was added as a party to the Cost Sharing Agreement as of 19 May 1992.

     In February of 1993, the Issuer filed a Form 10 with the Securities and Exchange Commission (the "SEC") in order to register the shares of Common Stock issued pursuant to the Reorganization Plan and to satisfy stock exchange listing requirements. The Form 10 was declared effective by the SEC as of 13 April 1993.

     Recovery Fund holds a total of 967,900 shares of the Issuer's Common Stock.

     The funds for such acquisitions by Recovery Fund were provided by monies invested as capital contributions in Recovery
Fund by its partners.

Item 4.  Purpose of Transaction.

     The purpose of the acquisition of bank debt and claims by the Reporting Persons was to obtain new liquid securities in the reorganized Issuer. As part of the confirmed Reorganization Plan, Recovery Fund received a seat on the Board of Directors of the Issuer. On 13 October 1992, Kim Z. Golden, Executive Vice President of Recovery Associates, was elected as a director of the Issuer. The Reporting Persons currently intend to hold such securities for investment, but may, at some future time depending on market conditions and other factors, acquire additional shares of Common Stock or other securities of the Issuer convertible into Common Stock (through one or more market purchases or purchases in private transactions) or dispose of all or a portion of the securities which the Reporting Persons now own or hereafter may acquire.

     Except as set forth above, none of the Reporting Persons presently have any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) inclusive of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a)  Recovery Fund held directly and of record
967,900 shares of Common Stock, representing approximately 20.1% of the Issuer's outstanding Common Stock as of 31 October 1993.

     Such determinations are based on representations of the Issuer in the Issuer's Form 10-Q that 4,812,653 shares of Common
Stock were issued and outstanding as of 31 October 1993.

     The Reporting Persons do not beneficially own any other shares of Common Stock.

     (b) Recovery Fund has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is beneficial owner. Such power is exercised through its general partner, Recovery Associates.

          Accordingly, Recovery Associates may be deemed to share in the power to vote or direct the vote and power to dispose or to direct the disposition of all of the shares of Common Stock held by Recovery Fund.

     (c) None of the Reporting Persons has effected any transactions in Common Stock during the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or
       Relationships with Respect to Securities of the Issuer.

     During the pendency of the Chapter 11 proceeding involving the Issuer, the Reporting Persons entered into the Cost Sharing Agreement with Re/Enterprise Partners and Marks Strategic Investments with respect to the acquisition of bank debt of the Issuer. A copy of the Cost Sharing Agreement is attached as Exhibit B. The Cost Sharing Agreement has been fully performed and is of no further force or effect. Accordingly, at the present time there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

     Exhibit A -         Joint Filing Agreement pursuant to
                          Rule 13d-1(f)(1)(iii)

     Exhibit B -         Cost Sharing Agreement among Recovery
                       Fund, Re/Enterprise Partners and Marks
                       Strategic Investments

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                            T. ROWE PRICE RECOVERY FUND,
                            L.P.


                            By:  T. Rowe Price Recovery
                            Associates, Inc.,
                                  its General Partner



                            By:  __________________________
                                 Kim Z. Golden
                                 Executive Vice President



Dated: 23 March 1994        T. ROWE PRICE RECOVERY
                            ASSOCIATES, INC.



                            By:  __________________________
                                 Kim Z. Golden
                                 Executive Vice President

                                       EXHIBIT INDEX



                                                  Located At
                                                     Page

Exhibit A -    Joint Filing Agreement pursuant to              10
           Rule 13d-1(f)(1)(iii)

Exhibit B -    Cost Sharing Agreement among                    11
           Recovery Fund, Re/Enterprise Associates
           and Marks Strategic Investments

                                       Exhibit A

                     Joint Filing Agreement

     In accordance with Rule 13d-1(f)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them to this statement and any subsequent amendments hereto.

                            T. ROWE PRICE RECOVERY FUND,
                            L.P.


                            By:  T. Rowe Price Recovery
                                 Associates, Inc., its
                                 General Partner


                            By:  __________________________
                                 Kim Z. Golden
                                 Executive Vice President



Dated: 23 March 1994        T. ROWE PRICE RECOVERY
                            ASSOCIATES, INC.


                            By:  __________________________
                                 Kim Z. Golden
                                 Executive Vice President